UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-6506

CUSIP NUMBER: 654892108

(Check One)	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 4, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Nobility Homes, Inc.

Full Name of Registrant:

Not applicable.

Former Name if Applicable:

3741 SW 7th Street

Address of Principal Executive Office (Street and Number):

Ocala, Florida 34474

City, State and Zip Code:

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed).

The Registrant is currently in the process of reviewing its accounting treatment regarding valuation of its inventory of pre-owned manufactured homes for prior reporting periods with the Staff of the SEC. Until the Staff has completed its review of the Registrant’s accounting treatment, the Registrant is unable to complete its financial statements and Management’s Discussion and Analysis for inclusion in the Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Lynn J. Cramer	(352) 732-5157

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Registrant’s 10-Q for the quarter ended August 6, 2011 and 10-K for the year ended November 5, 2011 have not been filed pending the outcome of the discussions with the Staff.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is currently in the process of reviewing its accounting treatment regarding valuation of its inventory of pre-owned manufactured homes for prior reporting periods with the Staff of the SEC. Until the Staff has completed its review of the Registrant’s accounting treatment, the Registrant is unable to determine the impact, if any, such valuation will have on results of operations.

The Registrant expects to recognize an income statement charge of approximately $3.5 million in its fourth quarter of the fiscal year ended November 5, 2011. These expected losses are due to the Registrant increasing its valuation reserve for its repossessed inventory. This increase in the Registrant’s valuation reserve is due to the Registrant’s Finance Revenue Sharing Agreement with 21st Mortgage Corporation being amended to eliminate the Registrant’s further reimbursement from 21st Mortgage for losses on sales or refurbishment of repurchased homes. The Registrant’s obligation to repurchase repossessed homes is also terminated.

Nobility Homes, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 21, 2012	By:	/s/ Lynn J. Cramer
Lynn J. Cramer Treasurer and Principal Accounting Officer